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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34305

SEC MAIL PROCESSING RECEIVED JUN 14 2011 WASHINGTON, DC 211 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Doley Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Baronne Street, Suite 300
(No. and Street)

New Orleans (City) LA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold E. Doley, Jr. 914-591-2511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gianfranco Ricciardella
(Name – *if individual, state last, first, middle name*)

520 White Plains Rd, ste 500 (Address), Tarrytown (City), NY (State) 10591 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Harold E. Doley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doley Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Compliance Officer

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLEY SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2010
With
Independent Auditor's Report

DOLEY SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2010

Gianfranco Ricciardella, C.P.A., P.C.
520 White Plains Road, Suite 500
Tarrytown, NY 10591
Phone: 914.366.7383 Fax: 914.366.7384

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Doley Securities, LLC

We have audited the accompanying statement of financial condition of Doley Securities, LLC as of December 31, 2010 and the related statements of operations, changes in liabilities subordinated to claims of general creditors, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements re the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Doley Securities, LLC as of December 31, 2010 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 8, 2011
Tarrytown, New York

Gianfranco Ricciardella CPA, PC

11 Eiler Lane, Irvington, NY 10533
Phone: 914.591.3295 Fax: 914.591.1379

DOLEY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Certificate of Deposit	900,000
Receivable from broker dealers	20,611
Clearing deposits with brokers	250,000
Office furniture and equipment, net of accumulated depreciation of $75,313	39,348
Due from parent company	284,295
Prepaid expenses	3,506
Other assets	3,080
Total Assets	1,500,840

LIABILITIES AND EQUITY

LIABILITIES	
Bank overdraft	18,666
Accounts payable and accrued expenses	46,153
Notes payable	148,136
Due to officer	118,740
Total Liabilities	331,695
SUBORDINATED LIABILITIES	
Liabilities subordinated to claims of general creditors	1,834,000
MEMBER'S EQUITY	
Common stock	148,934
Additional paid in capital	1,435,138
Retained earnings	(2,248,927)
Total Member's Equity	(664,855)
Total Liabilities and Member's Equity	1,500,840

See auditor's opinion and notes to financial statements

DOLEY SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

REVENUES	
Investment banking	$ 355,356
Commissions	114,273
Interest income	28,056
Other income	63,426
Total revenues	561,111
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation & benefit	134,619
Commissions and consultants	223,460
Trading and clearing costs	85,210
Travel and entertainment	37,631
Legal and professional fees	34,806
Interest expense	10,674
Depreciation expense	11,865
Telephone	38,337
Directors fees	12,500
Other operating expenses	157,214
Total expenses	746,316
NET LOSS	$ (185,205)

See auditor's opinion and notes to financial statements

DOLEY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
For the Year Ended December 31, 2010

Balance, January 1, 2010	$ (548,150)
Net (loss)	(185,205)
Capital contribution arising from various expenses provided by Parent	68,500
Balance, December 31, 2010	$ (664,855)

See auditor's opinion and notes to financial statements

DOLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(185,205)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization		11,883
Decrease in interest receivable		11,507
Increase in receivable from brokers and dealers		(13,010)
Decrease in prepaid expenses		5,476
Decrease in accounts payable and accrued expenses		9,303
Other assets		1,000
Parent contributed capital for various expenses		68,500
NET CASH USED BY OPERATING ACTIVITIES		(90,546)
CASH FLOWS FROM INVESTING ACTIVITIES		
Partial redemption of certificate of deposit		100,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of notes payable		(14,488)
Decrease in bank overdraft		(4,162)
Increase in due from parent company		(109,544)
Increase in due to officer		118,740
NET CASH USED BY FINANCING ACTIVITIES		(9,454)
NET DECREASE IN CASH AND EQUITY		-
CASH AND EQUIVALENTS		
Beginning of period, January 1, 2010	$	-
End of period, December 31, 2010	$	-

See auditor's opinion and notes to financial statements

DOLEY SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
For the Year Ended December 31, 2010

Subordinated liabilities at January 1, 2010	$	1,834,000
Increase in subordinated borrowing		-
Repayment of borrowing		-
Subordinated liabilities at Dec 31, 2010	$	1,834,000

See auditor's opinion and notes to financial statements

DOLEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Doley Securities, LLC (the "Company"), a limited liability company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by a private foundation.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company computes its income taxes under Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in deferred tax asset and liability accounts.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Investment banking revenue is recorded as follows: management fees on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers' securities transactions and transactions for Company's own account are recorded on a settlement date basis, which is not materially different than trade date.

The Company, as an introducing broker, effects all securities transactions through clearing brokers on a fully disclosed basis.

Date of Management's Review: Subsequent events were evaluated through June 8, 2011 which is the date of the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $821,553, which was $721,553 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .39 to 1.0.

NOTE C – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The $1,834,000 represents loans subordinated to the claims of the general creditors as of December 31, 2010. The subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers and are thus available in computing net capital and the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are with related parties and bear interest at rates ranging from 3% to 5%. The interest payments due for the year ended December 31, 2010 of approximately $59,000 and all prior periods have been waived by the note holders.

Maturities of subordinated notes are as follows:

2011	$ 272,000
2012	1,562,000
	$1,834,000

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on US securities markets to other firms on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks control the aforementioned risk by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter parity with which it conducts business.

NOTE F – INCOME TAXES

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating loss carry-forward	$ 219,506
Valuation allowance	(219,506)
	$ -

The most significant component of deferred tax assets arises from net operating loss carry-forwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2010, the Company has federal and Louisiana net operating loss carry-forwards that may be used to offset future taxable income of approximately $1,083,542 and $1,139,484 respectively. The loss carryforwards are due to expire in the years 2027 through 2030.

NOTE F – INCOME TAXES (CONTINUED)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statement tax positions taken or expected to be taken on a tax return. Management believes that the impact of FIN 48 on its financial positions and results of operations is not material.

NOTE G – NOTES PAYABLE

Notes payable consist of the following:

Vendor financing of office equipment with interest at 14.99%	$ 10,137
Note payable to bank, due August 2012 with interest at 4.5%.	138,000
	$ 148,137

Maturities of notes payable are as follows:

2011	$ 22,137
2012	126,000
	$148,137

NOTE H – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organizations at December 31, 2010, consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2010, and no allowance is required.

NOTE I – LEASE AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company leases office space from its Parent company, Doley Foundation. The parent company forgiven the rent for the year ended 12/31/2010. In addition, the Company leased office space from unrelated parties under operating leases.

The interest due for 2010, under the terms of the subordinated notes of approximately $59,000, was waived by the related party holders of the debt.

Financial position and results of operation would differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

The Parent owes the Company $284,295 and the Company owes an officer $118,740 as of December 31, 2010. The receivable and payable are non-interest bearing and are due on demand.

EXPENSES ASSUMED BY THE PARENT COMPANY:

The Parent normally assumes certain expenses for the Company. For the year ended December 31, 2010, the total liabilities assumed by the Company and posted to contributed capital totaled $68,500. This amount includes the rent forgiven of $6,000.

The lease amounts payable to the Parent and are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

NOTE J – CERTIFICATE OF DEPOSIT

The certificate of deposit bears interest at 3%

NOTE K – SUBSEQUENT EVENTS

As of the date of this report the company requested that the independent auditor's report submitted by Rubio, CPA, for the year ended December 31, 2010, be retracted. FINRA said that they would accept a new independent auditor's report if filed by a certain date. The company did not meet the deadline and, therefore, has been suspended by FINRA. As of the date of this report FINRA awaits the resubmission of a new independent auditor's report and financial statements in order to consider the firm for reinstatement.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DOLEY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2010

NET CAPITAL:

Total member's equity (deficit)	$ (664,855)
Add subordinated borrowing allowable in computation of net capital	1,834,000
Total capital and allowable subordinated borrowings	1,169,145
Less nonallowable assets:	
Office furniture and equipment	(29,211)
Due from related parties, net	(284,295)
Prepaid expenses and other assets	(6,586)
Net capital before haircuts	849,053
Less haircuts	(27,500)
Net capital	821,553
Minimum net capital required	100,000
Excess net capital	$ 721,553
Aggregate indebtedness, liabilities less due to officer	$ 321,558
Net capital based on aggregate indebtedness	$ 399,995
Percentage of aggregate indebtedness to net capital	39%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF AMENDED FORM X-17 A-5 AS OF DECEMBER 31,2010

Net Capital as reported in Part IIA of Form X-17a-5, as amended	$ 821,553
Adjustments	-
Net capital as reported above	$ 821,553

See auditor's opinion and notes to financial statements

DOLEY SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

GR

Gianfranco Ricciardella, C.P.A., P.C.

520 White Plains Road, Suite 500
Tarrytown, NY 10591
Phone: 914.366.7383 Fax: 914.366.7384

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Doley Securities, LLC

In planning and performing our audit of the financial statements of Doley Securities, LLC, for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required be Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and the procedures followed by Doley Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the

11 Eiler Lane, Irvington, NY 10533
Phone: 914.591.3295 Fax: 914.591.1379

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of their report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for these of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than the specified parties.

June 8, 2011
Tarrytown, New York

Gianfranco Ricciardella CPA, PC